July 6, 2010 VIA EDGAR (Correspondence Filing) U.S. Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549 Attn: Vince Di Stefano (202) 551-6943

RE: Neiman Funds (the “Registrant”) File Nos. 333-102844 and 811-21290

Dear Mr. Di Stefano:

     On behalf of the Registrant, this letter responds to the comments you provided on May 19, 2010, with respect to Post-Effective Amendment No. 12 to the Registration Statement, filed on April 20, 2010 with regard to the Neiman Balanced Allocation Fund. Your comments are set forth below, and each is followed by the Registrant’s response.

Comment 1: If the Fund will have a ticker symbol, please add it to the front cover of the Fund’ prospectus.

Comment 1: At this time, the Fund does not have a ticker symbol. Accordingly, the Fund’s prospectus will not identify any ticker symbol until such time as it is issued.

Comment 2: In the Fee Table please conform the captions to Form N-1A.

Response 2: We have conformed the captions on the Fee Table to Form N-1A.

Comment 3: Please add disclosure on sales load breakpoints on page 1 of the prospectus.

Response 3: We have added disclosure on the breakpoints on page 1 of the prospectus.

Comment 4: Under Shareholder Fees on page 1 of the prospectus please add the word “Maximum” to the captions. Additionally, please change “Net Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses After Fee Waiver / Expense Reimbursement”.

Response 4: We have added “Maximum” to the captions on page 1 of the prospectus and changed “Net Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses After Fee Waiver / Expense Reimbursement”.

Comment 5: Please add information on who can terminate the fee waiver and under what conditions on page 1 of the prospectus.

Response 5: We have added the following on page 1 of the prospectus, “The fee waiver will automatically terminate on July 31, 2011 unless it is renewed by the Adviser. The Adviser may not terminate the fee waiver or expense reimbursement before July 31, 2011.”

Comment 6: Please delete footnote (d) on page 1 of the prospectus as it is redundant.

Response 6: We have deleted footnote (d) on page 1 of the prospectus.

Comment 7: Please provide information on how the investment objective of “capital appreciation” is consistent with the Fund’s investment strategy or consider modifying the Fund’s investment objective.

Response 7: After further review we have updated the Fund’s investment objective to “total return”.

Comment 8: Please provide additional detail on the Fund’s Principal Investment Strategy, particularly the Fund’s investments with regard to market cap, investment style, equities, bonds, etc.

Response 8: We have updated the section on the Fund’s Principal Investment Strategy to provide additional information as requested from the Staff.

Comment 9: Please add additional language to the prospectus on how the adviser decides which securities to buy and sell.

Response 9: We have added additional language to the prospectus on how the adviser decides which securities to buy and sell.

Comment 10: In The Principal Risks of Investing in the Fund under Foreign Risk please add “These risks include adverse political, social and economic developments, differing auditing and legal standards, war, expropriation and nationalization.”

Response 10: We have added “These risks include adverse political, social and economic developments, differing auditing and legal standards, war, expropriation and nationalization.” to the Foreign Risks disclosure in The Principal Risks of Investing in the Fund section of the prospectus.

Comment 11: Please add additional disclosure in the Principal Investment Strategy section related to overweighting investments in certain sectors.

Response 11: We have added additional language to the Principal Investment Strategy section of the prospectus.

Comment 12: If the portfolio managers have any additional titles please add them.

Response 12: The portfolio managers do not have any additional titles.

Comment 13: Please conform the tax information to Form N-1A.

Response 13: We have updated the tax information to conform to Form N-1A.

Comment 14: Please remove “by written request, wire transfer, telephone, or through a financial intermediary.” in the Purchases and Sales of Fund Shares section of the prospectus.

Response 14: We have removed “by written request, wire transfer, telephone, or through a financial intermediary.” in the Purchases and Sales of Fund Shares section of the prospectus.

Comment 15: Please amend the Financial Intermediary Compensation section of the prospectus to conform to Form N-1A.

Response 15: We have updated the Financial Intermediary Compensation section of the prospectus to conform to Form N-1A.

Comment 16: Please add “The Fund’s investment objective may be changed by the Board of Trustees without shareholder approval.” to The Principal Investment Strategy of the Fund.

Response 16: We have added “The Fund’s investment objective may be changed by the Board of Trustees without shareholder approval.” to The Principal Investment Strategy of the Fund.

Comment 17: Please explain “alternative investment” in The Investment Selection Process Used by the Fund section of the prospectus.

Response 17: We have removed “alternative investment” in The Investment Selection Process Used by the Fund section of the prospectus.

Comment 18: Please provide additional explanation for “moderately conservative, moderately aggressive and core categories” in The Investment Selection Process Used by the Fund section of the prospectus.

Response 18: We have removed the sentence that discusses “moderately conservative, moderately aggressive and core categories” in The Investment Selection Process Used by the Fund section of the prospectus.

Comment 19: If management expects to have high portfolio turnover please add additional disclosure.

Response 19: Management does not anticipate having high portfolio turnover and therefore has not added additional disclosure.

Comment 20: In the Pricing of Fund Shares section of the prospectus under Fund Direct Purchases please add “Your purchase order will be priced based on the Fund’s NAV, plus any applicable sales charge, next computed after your order is received by the Fund.”

Response 20: We have added “Your purchase order will be priced based on the Fund’s NAV, plus any applicable sales charge, next computed after your order is received by the Fund.” to the Pricing of Fund Shares section of the prospectus under Fund Direct Purchases.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (619) 588-9700 if you should require any further information. Sincerely, /s/ Jeff Provence Jeff Provence